

January 7, 2015

<u>Via U.S. Mail</u>
Mr. James A. Briscoe
Chief Executive Officer
Liberty Star Uranium & Metals Corp
5601 E Sutler Lane
Tucson, AZ 85712

> **Re:** **Liberty Star Uranium & Metals Corp**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed May 16, 2014**
> **File No. 000-50071**

Dear Mr. Briscoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2014</u>

<u>Properties, page 9</u>
<u>North Pipes, Page 9</u>

1.   Please disclose the following information for each of your properties:
  - A description of all interests in your properties, including the terms of all underlying agreements and royalties.
  - An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
  - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

2.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- The total costs incurred to date and all planned future costs.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

3.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Big Chunk, page 10

4. We note you reference several geologic reports in your filing for your Big Chunk and Tombstone properties. Please forward to our engineer as supplemental information and not as part of your filing, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:
    *   Property and geologic maps
    *   Description of your sampling and assaying procedures
    *   Drill-hole maps showing drill intercepts
    *   Representative geologic cross-sections and drill logs
    *   Description and examples of your cut-off calculation procedures
    *   Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
    *   A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

    To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

    In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

5. It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.
    *   Disclose a brief geological justification for each of the exploration projects written in non-technical language.
    *   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
    *   If there is a phased program planned, briefly outline all phases.
    *   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
    *   Disclose how the exploration program will be funded.
    *   Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

6. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you

have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

7.   We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for your properties. Tell us whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to "standard National Instrument 43-101 report" with "geologic report" or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

If there are any questions concerning the above comments, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Forms 10-Q for the Quarterly Periods Ended July 31, 2014 and October 31, 2014

Item 4. Controls and Procedures

8.   We note you concluded that your disclosure controls and procedures were effective as of July 31, 2014 and October 31, 2014.   In forming this conclusion, please tell us how you considered the following: (a) the material weaknesses you had as of January 31,2014 (b) your internal control over financial reporting was not effective as of January 31, 2014 (c) your disclosure controls and procedures were not effective as of January 31, 2014 and April 30, 2014 and (d) you disclosed in each of your Forms 10-Q filed during 2014 that no material changes in your internal control over reporting had occurred. Please also tell us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective as of July 31, 2014 and October 31, 2014. Please revise your disclosures regarding changes in your internal control over financial reporting and corrections of material weaknesses, as appropriate. Alternatively, please amend your Forms 10-Q for each of the periods ended July 31, 2014 and October 31, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of July 31, 2014 and October 31, 2014 respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining